Exhibit 99.1

Sapiens Consummates Israeli Public Offering of
Series B Debentures

Company Sells 234,144 Debenture Units on TASE for NIS 234.14 Million (Approximately US $66.2 Million) of Gross Proceeds

Holon, Israel – September 14, 2017 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that it has consummated a public offering in Israel of NIS 234.14 million, linked to US dollars, (approximately $66.2 million) principal amount of a new series of non-convertible, unsecured debentures, the Company’s Series B Debentures.

The Series B Debentures will be listed for trading on the Tel-Aviv Stock Exchange and will bear interest at an annual rate of 3.37%, with semi-annual interest payments (commencing in January 2018) and annual principal payments (commencing in January 2019) to be made through the maturity date of January 1, 2026.

The offering of the Series B Debentures was consummated to Israeli institutional and public investors pursuant to a shelf prospectus and supplementary shelf offering report that Sapiens filed in Israel. The offering was conducted solely in Israel, pursuant to Regulation S under the U.S. Securities Act.

“Sapiens is very pleased with the results of this public debt offering in Israel,” said Roni Al-Dor, President and CEO of Sapiens. “This offering has diversified our sources of financing and improved our financial flexibility. It is part of our continuous effort to optimize our balance sheet and capital structure.”

Al-Dor added: “We will be using this new long term debt for general corporate purposes, including repayment of our existing bank loan, strengthening our balance sheet, providing us with additional working capital to support our development needs, and pursuing additional M&A business opportunities as they arise.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of approximately 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

 No Offering in U.S.

This press release is not an offer of Sapiens’ Series B Debentures in the United States. The Series B Debentures may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from the registration requirements thereunder. The offering of the Series B Debentures was made pursuant to Sapiens’ Israeli shelf prospectus and supplemental shelf offering report only in Israel to residents of Israel, and was not registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements furnished to, or filed with, the Securities and Exchange Commission from time to time.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com